Exhibit 99.1

NEWGENIVF GROUP LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

(Stated in US Dollars)

	June 30,	December 31,
	2026	2025
ASSETS	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$1,023,789	$758,621
Accounts receivable, net	115,970	166,531
Inventories	351,366	335,360
Deposits, prepayments and other receivables, net	4,482,625	503,588
Deposit for land acquisition	4,714,749	4,614,749
Deposit with a digital asset trading platform	4,717	34,987
Deposit with futures broker, net	—	59,369
Receivable from agents, net	392,876	794,116
Deferred offering costs	40,754	116,250
Total current assets	11,126,846	7,383,571

Non-current assets
Plant and equipment, net	1,733,832	1,789,110
Right-of-use assets, net	473,732	504,192
Intangible assets	21,415,893	21,415,069
Digital asset, at fair value	—	1,630,827
Investment in equity securities	1,686,667	—

Total non-current assets	25,310,124	25,339,198

TOTAL ASSETS	$36,436,970	$32,722,769

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$878,108	$779,280
Accrued liabilities and other payables	500,236	711,892
Contract liabilities	105,835	111,981
Due to related parties	64,481	6,421
Operating lease liabilities, current	263,532	238,105
Convertible notes	1,104,543	256,056
Embedded derivative liability	710,536	262,616
Repurchase Forbearance liability	6,881,250	—
Total current liabilities	10,508,521	2,366,351

Non-current liabilities
Operating lease liabilities, non-current	215,087	272,359
Convertible notes, non-current	--	4,097,366

Total non-current liabilities	215,087	4,369,725

Total liabilities	$10,723,608	$6,736,076

Shareholders’ equity
Ordinary shares, no par value, unlimited authorized shares and 1,152,607* and 26,736* shares issued and outstanding as of June 30, 2026 and December 31, 2025 respectively	—	—
Additional paid-in capital	25,786,740	17,881,176
Retained Earnings / (Accumulated deficit)	857,860	8,893,414
Accumulated other comprehensive (loss) income	(215,658)	(143,071)
Equity attributable to the shareholders of the Company	26,428,942	26,631,519
Non-controlling interests	(715,580)	(644,826)
Total shareholders’ equity	25,713,362	25,986,693

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,436,970	$32,722,769

*	The shares as presented have been adjusted retrospectively for Reverse Share Splits effected in January 2026 of 1 share for every 3 existing shares issued, in March 2026 of 1 share for every 4 existing share issued, in July 2026 of 1 share for every 3 shares issued and in September 2026 of 1 share for every 3 shares issued respectively.

NEWGENIVF GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME
(Stated in US Dollars)

Six Months Ended

	June 30, 2026	June 30, 2025
Revenues	$1,924,881	$2,019,628
Cost of revenues	(1,460,393)	(1,705,824)
Gross profit	464,488	313,804

Operating expenses
Selling and marketing expenses	(416,238)	(307,176)
General and administrative expenses	(3,595,662)	(3,247,004)

Total operating expenses	(4,011,900)	(3,554,180)

Operating income (loss)	(3,547,412)	(3,240,376)

Other income (expenses), net
Other income (expenses), net	(3,990,911)	4,062,303
Interest income	64	1,594
Interest expense	(541,133)	(357,551)
Total other income (expenses), net	(8,079,392)	(3,938,408)

Income (loss) before taxes	(8,079,392)	698,032
Provision for income taxes	---	---
Net income (loss)	(8,079,392)	698,032
Less: net loss attributable to non-controlling interests	(44,086)	(26,943)
Net income (loss) attributable to the shareholders of the Company	$(8,035,306)	724,975

Other comprehensive (loss) income
Foreign currency translation adjustment	(99,506)	(66,526)
Total comprehensive income (loss)	(8,178,898)	631,506

Less: total comprehensive loss attributable to non-controlling interests	(70,754)	(54,536)
Total comprehensive income (loss) attributable to the shareholders of the Company	$(8,108,144)	686,042

Earning per share – basic	$(26.64)	1,418.76
Basic weighted average shares outstanding*	301,584	511

*	The shares as presented have been adjusted retrospectively for Reverse Share Splits effected in January 2026 of 1 share for every 3 existing shares issued, in March 2026 of 1 share for every 4 existing share issued, in July 2026 of 1 share for every 3 shares issued and in September 2026 of 1 share for every 3 shares issued respectively.

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